February 3, 2025

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street
Suite 2300
Bellevue, WA 98004

       Re: Bellevue Life Sciences Acquisition Corp.
           Form 10-K for the Fiscal Year Ending December 31, 2022
           File No. 001-41390
Dear Kuk Hyoun Hwang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction